UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Amendment No. 1*

Postal Realty Trust, Inc.
(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

73757R102
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act
(however, see the Notes).



CUSIP No. 73757R102	Page 2 of 6

1 NAME OF REPORTING PERSONS
TAYLOR WEALTH MANAGEMENT PARTNERS LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
(ENTITIES ONLY) EIN: 46-4499534

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]

3 SEC USE ONLY

4 CITIZENSHIP OR PLACE OF ORGANIZATION
Boston, Massachusetts, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5 SOLE VOTING POWER
273,695

6 SHARED VOTING POWER
0

7 SOLE DISPOSITIVE POWER
273,695

8 SHARED DISPOSITIVE POWER
0

9 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
273,695

10 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES [ ]

11 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
2.9%(1)

12 TYPE OF REPORTING PERSON
IA


(1) Based on a total of 9,449,352 shares outstanding as of November 11, 2020 as set forth in the Issuer's most recent 10-Q, filed November 13, 2020.



CUSIP No. 73757R102	Page 3 of 6

Item 1(a). Name of Issuer:
Postal Realty Trust, Inc.

Item 1(b). Address of Issuer's Principal Executive Offices:
75 Columbia Avenue
Cedarhurst, NY 11516

Item 2(a).Name of Person Filing:
This Schedule 13G is being filed with respect to shares of Common Stock of the Issuer, of which 273,695 are beneficially owned by TAYLOR WEALTH MANAGEMENT PARTNERS LLC.

Item 2(b). Address of Principal Business Office or, if None, Residence:
50 Federal Street
Boston, MA 02110-1285

Item 2(c). Citizenship:
See number 4 on the cover page hereto.

Item 2(d). Title of Class of Securities:
Class A Common Stock, Par Value $0.01 Per Share

Item 2(e). CUSIP Number:
73757R102

Item 3. If This Statement is Filed Pursuant to Section 240.13d-1(b), or
Section 240.13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with
Section 240.13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with
Section 240.13d-1(b)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a) Amount beneficially owned:
See number 9 on the cover page hereto.


CUSIP No. 73757R102	Page 4 of 6

(b) Percent of class:
See number 11 on the cover page hereto.

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote:
See number 5 on the cover page hereto.

(ii) Shared power to vote or to direct the vote:
See number 6 on the cover page hereto.

(iii) Sole power to dispose or to direct the disposition of:
See number 7 on the cover page hereto.

(iv) Shared power to dispose or to direct the disposition of:
See number 8 on the cover page hereto.


CUSIP No. 73757R102	Page 5 of 6

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X]

Item 6. Ownership of More than Five Percent on Behalf of Another Person. Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person. Not applicable

Item 8. Identification and Classification of Members of the Group.
Not applicable.

Item 9. Notice of Dissolution of Group.
Not applicable


CUSIP No. 73757R102	Page 6 of 6

Item 10. Certification.
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under Section 240.14a-11.

Signature
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

TAYLOR WEALTH MANAGEMENT PARTNERS LLC

Dated: February 2, 2021

By: /s/ Hugh R Taylor
Name: Hugh R. Taylor
Title: Managing Partner